Subsidiaries of the Registrant

Name of Entity	Formation Date	Jurisdiction of Incorporation	Holder of Stock
Nemus	July 17, 2012	California, USA	Skye Bioscience, Inc.
Skye Bioscience Pty Ltd.	August 9, 2019	Australia	Skye Bioscience, Inc.